Exhibit 99.3

James Hardie Industries plc 1st Floor, Block A, One Park Place, Upper Hatch Street, Dublin 2, D02 FD79, Ireland T: +353 (0) 1 411 6924 F: +353 (0) 1 479 1128

30 October 2025

The Manager
Company Announcements Office
Australian Securities Exchange Limited
20 Bridge Street
SYDNEY NSW 2000

Results of 2025 Annual General Meeting

Dear Sir/Madam

We advise that Resolution 1, Resolution 3(a), Resolution 3(b), Resolution 3(c), Resolution 4, Resolution 6, and Resolution 7 set out in the Notice of the Annual General Meeting dated 23 September 2025, were carried at the Annual General Meeting of James Hardie Industries plc held in Dublin, Ireland on 29 October 2025 (Dublin time)/30 October 2025 (Australia time).

We further advise that Resolution 2, Resolution 3(d), Resolution 3(e), Resolution 3(f), Resolution 5, and Resolution 8 were not carried.

Details of votes cast are set out on the following page.

Regards

Aoife Rockett
Company Secretary

This announcement has been authorised for release by the Company Secretary, Ms Aoife Rockett.

James Hardie Industries plc is a limited liability company incorporated in Ireland with its registered office at
1st Floor, Block A, One Park Place, Upper Hatch Street, Dublin 2, D02 FD79, Ireland.
Directors: Howard Heckes (USA), Gary Hendrickson (USA), Persio Lisboa (USA), Renee Peterson (USA),
John Pfeifer (USA), Suzanne B. Rowland (USA), Jesse Singh (USA), Nigel Stein (UK).
Chief Executive Officer and Director: Aaron Erter (USA)
Company number: 485719
ARBN: 097 829 895

Results of AGM

Resolutions voted on at the meeting					If decided by poll					Proxies received
Resolution		Result	Voting method	If s250U applies	Voted for		Voted against		Abstained	For	Against	Abstain	Discretion
No	Short description				Number	%	Number	%	Number	Number	Number	Number	Number
1	Financial Statements and Reports	Passed	Poll	n/a	452,223,037	99.02	2,731,712	0.60	1,739,278	452,173,826	2,731,712	1,739,278	N/A
2	Remuneration Report	Defeated	Poll	n/a	153,555,849	33.62	302,591,574	66.26	546,504	153,506,738	302,591,574	546,504	N/A
3(a)	G Hendrickson election	Passed	Poll	n/a	266,379,162	58.33	189,525,806	41.50	791,385	266,327,625	189,525,806	791,385	N/A
3(b)	J Singh election	Passed	Poll	n/a	448,431,562	98.19	5,670,877	1.24	2,593,914	448,380,025	5,670,877	2,593,914	N/A
3(c)	H Heckes election	Passed	Poll	n/a	252,376,341	55.26	203,739,171	44.61	580,841	252,324,804	203,739,171	580,841	N/A
3(d)	Peter John Davis re-election	Defeated	Poll	n/a	215,810,842	47.25	240,368,504	52.64	517,007	215,759,305	240,368,504	517,007	N/A
3(e)	A Lloyd re-election	Defeated	Poll	n/a	148,792,928	32.58	307,368,645	67.30	534,780	148,741,391	307,368,645	534,780	N/A
3(f)	R Rodriguez re-election	Defeated	Poll	n/a	184,061,665	40.30	272,089,005	59.58	545,683	184,010,128	272,089,005	545,683	N/A
4	Authority to fix external auditor remuneration	Passed	Poll	n/a	451,515,630	98.87	3,844,122	0.84	1,334,275	451,466,419	3,844,122	1,334,275	N/A
5	Grant of Return on Capital Employed (ROCE) Restricted Stock Units (RSUs) to CEO	Defeated	Poll	n/a	221,642,597	48.53	233,7169,129	51.18	1,335,201	221,593,486	233,716,129	1,335,201	N/A
6	Grant of Relative Total Shareholder Return (TSR) RSUs to CEO	Passed	Poll	n/a	435,419,268	95.35	19,563,120	4.28	1,711,539	435,370,157	19,563,120	1,711,539	N/A
7	Issue of Shares under the James Hardie 2020 Non-Executive Director Equity Plan	Passed	Poll	n/a	446,949,932	98.36	4,586,197	1.01	2,861,328	446,900,821	4,586,197	2,861,328	2,296,470
8	Increase to non-executive director fee pool	Defeated	Poll	n/a	186,822,985	41.11	264,503,544	58.21	3,070,717	186,773,874	264,503,544	3,070,717	2,296,681